Steven M. Skolnick Partner	1251 Avenue of the Americas New York, New York 10020

T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com

May 8, 2019

Christine Westbrook

Division Of Corporation Finance

Office Of Healthcare & Insurance

Securities And Exchange Commission

Washington, DC 20549

Re:	DelMar Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed April 18, 2019

File No. 333-230929

Dear Ms. Westbrook,

On behalf of DelMar Pharmaceuticals, Inc., (the “Company”), we are hereby responding to the letter, dated April 24, 2019 (the “Comment Letter”), from the Division of Corporation Finance, Division of Healthcare & Insurance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on April 18, 2019 (the “Registration Statement on Form S-1”).

For ease of reference, set forth below in bold is the comment of the staff of the Commission (the “Staff”) with respect to the Registration Statement on Form S-1, as reflected in the Comment Letter. The Company’s response is set forth below the comment.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Statement on Form S-1 filed on April 18, 2019

Cover page

1. We note your disclosure that the rights offering will expire on or about a certain date, and that you may extend the rights offering for additional periods in your sole discretion. Please revise your disclosure to provide an expiration date for the rights offering that is not indefinite. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the disclosure throughout the Registration Statement on Form S-1, including on the prospectus cover page, pages 6, 10, 12, and 96, in response to the Staff’s comment, to provide an expiration date of July 20, 2019 on any extensions of the offering.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick